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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                             The Turner Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   NU900273103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Richard R. Howe, Esq., Sullivan & Cromwell
                   125 Broad Street, New York, New York 10004
                                  212 558-4000
-------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1997
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 33 Pages

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    2   OF  33  PAGES



--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Karl Steiner Holding AG
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES                1,620,500
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH                 1,620,500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,620,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    3   OF  33  PAGES


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PSW Holding AG
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 1,620,500
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            1,620,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,620,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    4   OF  33  PAGES


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EBS Holding AG
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 1,620,500
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            1,620,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,620,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    5   OF  33  PAGES


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter Steiner
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 1,626,500
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            1,626,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,626,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    6   OF  33  PAGES


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Heinrich Baumann
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 1,626,500
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            1,626,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,626,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. NU900273103                                 PAGE    7   OF  33  PAGES


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Esther Baumann-Steiner
        None
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                     (B) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH                 1,620,500
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            1,620,500
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,620,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         Karl Steiner Holding AG ("KSH") hereby amends and supplements its statement on Schedule 13D with respect to the Common Stock of The Turner Corporation, a Delaware corporation (the "Company"), to reflect the conversion of $6,000,000 principal amount of 8 1/2% Convertible Debentures due July 21, 1997 (the "Debentures") into 6,000 shares of Series D 8 1/2% Convertible Preference Stock of the Company (the "Series D Shares") on July 1, 1997 and to restate the entire text of its Schedule 13D (excluding exhibits) as currently in effect in accordance with Rule 13d-2(c).

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (herein called the "Common Stock"), of the Company, the principal executive offices of which are located at 375 Hudson Street, New York, New York 10014.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed jointly by Karl Steiner Holding AG, a Swiss corporation ("KSH"), PSW Holding AG, a Swiss corporation ("PSW"), EBS Holding AG, a Swiss corporation ("EBS"), Peter Steiner, a citizen of Switzerland, Heinrich Baumann, a citizen of Switzerland, and Esther Baumann-Steiner, a citizen of Switzerland. PSW and EBS each own 50% of the stock of KSH. All


                               Page 8 of 33 Pages
of the stock of PSW is owned by Peter Steiner, and all of the stock of EBS is owned by Esther Baumann-Steiner, who is married to Heinrich Baumann. Accordingly, any security beneficially owned by KSH may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by each of PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner, since they each have or share the power to vote and dispose of securities beneficially owned by KSH. KSH, PSW, EBS, Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner are hereinafter referred to collectively as "Steiner."

         KSH, PSW and EBS are holding companies. Peter Steiner, Heinrich Baumann and Esther Baumann-Steiner are individuals. The address of the principal business and the address of the principal office of each of KSH and EBS are Hagenholzstrasse 60, 8050 Zurich, Switzerland. The address of the principal business and the address of the principal office of PSW are Klusweg 34, 8032 Zurich, Switzerland. Peter Steiner, who resides at Klusweg 34, 8032 Zurich, Switzerland, is Vice Chairman of KSH and Chairman of Karl Steiner AG and Karl Steiner Generalunternehmung AG, both of Hagenholzstrasse 60, 8050 Zurich, Switzerland, whose principal businesses are real estate investments and general contracting, respectively. Heinrich Baumann and Esther Baumann- Steiner reside at Chemin du Mont-Blanc, 1270 Trelex, Switzerland. Esther Baumann-Steiner is an investor and the sister of Peter Steiner. Heinrich


                               Page 9 of 33 Pages

Baumann is Chairman of KSH and Chairman of Karl Steiner Industrie AG, a manufacturer of certain building materials. The only officers and directors of PSW are Peter Steiner and Monique Steiner-Wirth, his wife, and the only officers and directors of EBS are Heinrich Baumann and Esther Baumann-Steiner.

         Schedule 1 hereto sets forth, with respect to each executive officer and director of KSH, the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. All of the officers and directors of KSH, PSW and EBS are citizens of Switzerland. During the five years preceding the filing of this Statement, neither KSH, PSW, EBS, Peter Steiner, Heinrich Baumann or Esther Baumann-Steiner, nor, to the knowledge of any of them, any of the executive officers or directors of KSH, PSW or EBS, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or


                               Page 10 of 33 Pages
state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the $15,000,001 used by Steiner to purchase 9,000 shares of Series C 8 1/2% Convertible Preference Stock of the Company (the "Series C Shares") and 6,000 shares of Series D 8 1/2% Convertible Preference Stock of the Company (the "Series D Shares") on July 20, 1992 was working capital of KSH. In 1991, Steiner acquired 20,500 shares of Common Stock of the Company for $187,000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The 9,000 Series C Shares and 6,000 Series D Shares were acquired by Steiner for investment. Except as set forth below, at the present time Steiner has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or


                               Page 11 of 33 Pages
dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

         Pursuant to a Purchase Agreement, dated June 3, 1992, between KSH and the Company (the "Purchase Agreement"), a copy of which was filed as Exhibit 1 to Steiner's original statement on Schedule 13D, Steiner purchased 9,000 Series C Shares and 6,000 Series D Shares on July 20, 1992. On July 22, 1992, pursuant to Paragraph 3.1 of the Purchase Agreement, the 6,000 Series D Shares were exchanged for $6,000,000 principal amount of 8 1/2% Convertible Debentures due July 21, 1997 of the Company (the "Debentures"), and on July 1, 1997 Steiner converted the Debentures into 6,000 Series D Shares.

         Pursuant to Paragraph 4 of an Agreement Regarding Security Holder's Rights, Obligations and Options, dated as of July 20, 1992 (the "Options Agreement"), between KSH and the Company, a copy of which was filed as Exhibit 3 to Steiner's


                               Page 12 of 33 Pages
original statement on Schedule 13D, Steiner has the right of first refusal to purchase any additional Common Stock to be issued or sold by the Company, or securities convertible into or exchangeable for Common Stock or options or other securities which entitle the holders thereof to purchase Common Stock, if such securities when issued or sold will constitute or will be convertible into or exchangeable for or will entitle the holders thereof to purchase more than 5% of the Outstanding Common Stock (as defined), other than any such securities issued
(A) in accordance with a stock option plan or other employee benefit plan approved by the stockholders of the Company, (B) in connection with the acquisition of a business, whether through purchase or merger, (C) in an underwritten public offering in which it is anticipated that there will be at least 100 beneficial purchasers of the shares being offered none of whom will acquire more than 5% of such shares, (D) as a dividend or distribution to all holders of Common Stock or upon exercise of options, warrants or rights to be issued to all holders of Common Stock, (E) upon conversion or exchange of convertible or exchangeable securities which themselves were the subject of a previous right of first refusal, (F) upon conversion of Series B ESOP Convertible Preference Stock of the Company ("Series B Shares"), Series C Shares, Series D Shares or Series E 8 1/2% Convertible Preference Stock of the Company ("Series E Shares"), (G) in connection with a purchase in an arm's length


                               Page 13 of 33 Pages
transaction of properties from the Company or a subsidiary, (H) in arm's length transactions which result in the award of contracts to the Company or a subsidiary to act as a general contractor, as a construction manager or in a similar capacity, or (I) upon exercise of options or other rights to purchase Common Stock contained in securities which themselves were the subject of a previous right of first refusal, or securities which would have been the subject of a right of first refusal but for one of the exclusions in the foregoing clauses (A) through (H). Under the Options Agreement, "Outstanding Common Stock" at any point in time means all Common Stock which at that point in time is actually outstanding, all Common Stock which at that point in time is subject to issuance by the Company on conversion of outstanding convertible securities or on exchange of outstanding exchangeable securities issued by the Company or any of its subsidiaries without further payment or consideration to the Company other than delivery of the convertible or exchangeable securities, and all Common Stock which at that point in time is subject to issuance on conversion of Series D Shares which is subject to issuance on conversion of the Debentures.

                  Pursuant to Paragraph 5 of the Options Agreement, Steiner has the option, promptly after the Company issues or sells any shares of Common Stock or other securities (other than Series B Shares, Series C Shares, Series D Shares,


                               Page 14 of 33 Pages

Series E Shares or Common Stock issued on conversion of any of such series) which entitle the holders thereof to vote for the election of one or more directors (other than solely in the event of failure to pay required dividends for at least six calendar quarters), to purchase from the Company additional Common Stock or other securities sufficient to enable Steiner to own the same percentage of the Outstanding Common Stock that Steiner owned before the Company issued or sold the Common Stock or other securities.

         Pursuant to Paragraph 8 of the Options Agreement, Steiner has the option under certain circumstances, in the event that Steiner offers to sell to the Company all Common Stock, Series C Shares and Series E Shares owned by Steiner, and/or all of such shares and all Series D Shares owned by Steiner, and the Company fails to purchase or designate a purchaser to purchase the same, to purchase from the Company a number of shares of Common Stock equal to the shares of Common Stock, and the shares of Common Stock issuable on conversion of the Series C Shares, Series D Shares and Series E Shares, offered to the Company by Steiner.

         The foregoing description of certain provisions of the Options Agreement is qualified in its entirety by reference to the complete text thereof.

         At the present time Steiner has no knowledge of whether and when it may be offered the opportunity to purchase additional securities from the Company in accordance with the


                               Page 15 of 33 Pages
provisions of the Options Agreement described above, but in the event that any such opportunity arises Steiner intends to evaluate it carefully at that time.

         Pursuant to the Certificate of Designations relating to the Series C Shares, a copy of which was filed as Exhibit 4 to Steiner's original statement on Schedule 13D and which constitutes an amendment to Company's Certificate of Incorporation, as amended, the holders of the Series C Shares have the right, so long as they hold in aggregate shares of Common Stock and Common Stock Equivalents (as defined) totalling at least 15% of the Outstanding Common Stock, voting as a separate class, to elect three persons to serve as directors of the Company. For this purpose, "Common Stock Equivalents" means Series C Shares, Series D Shares, Debentures convertible into Series D Shares and Series E Shares, each of which is at any time considered to be a number of Common Stock Equivalents equal to the number of shares of Common Stock into which it is convertible at that time (or, as to Debentures, into which the Series D Shares into which the Debentures are convertible are themselves convertible). In accordance with this right, Steiner has elected Peter Steiner, Heinrich Baumann and Gary Feiger as directors of the Company. If the shares of Common Stock and Common Stock Equivalents held by the holders of the Series C Shares is less than 15% but at least 12.5% of the Outstanding Common Stock, the holders of the Series C Shares have the right to elect two


                               Page 16 of 33 Pages
directors, and if less than 12.5% but at least 10%, the holders of the Series C Shares have the right to elect one director. If the holders of the Series C Shares are not entitled to elect one director, they are entitled to vote in the election of directors together with the Common Stock and any other class or series entitled to vote with the Common Stock.

         Steiner may at any time formulate different plans or proposals, elect different persons as directors of the Company or take any other action with respect to any of the foregoing matters or any other matters as it may determine from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Steiner presently owns 9,000 Series C Shares, 6,000 Series D Shares and 20,500 shares of Common Stock. In addition, Peter Steiner and Heinrich Baumann each owns options to purchase 6,000 shares of Common Stock of the Company, which are not included in the shares beneficially owned by Steiner for purposes hereof. Under the Certificate of Designations relating to the Series C Shares, the Series C Shares are convertible at any time at the option of the holders thereof into an aggregate of 1,000,000 shares of Common Stock, subject to adjustment in certain events. In addition, pursuant to Section 2 of the Options Agreement, Steiner may at any time exchange Series C Shares for an equal number of Series E Shares


                               Page 17 of 33 Pages
for the purpose of selling or otherwise transferring Series E Shares. Under the Certificate of Designations relating to the Series D Shares, a copy of which was filed as Exhibit 5 to Steiner's original statement on Schedule 13D and which constitutes amendment to the Company's Certificate of Incorporation, as amended, the Series D Shares are convertible at any time at the option of the holders thereof into an aggregate of 600,000 shares of Common Stock, subject to adjustment in certain events.

         Steiner has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Series C Shares, Series D Shares and Common Stock owned by KSH. As a result of the conversion rights of the holders of the Series C Shares, the Series D Shares, Steiner may be deemed for purposes of
Section 13(d) of the Act to be the beneficial owner of the shares of Common Stock into which such Shares may be converted, which is presently 1,600,000, subject to adjustment. According to the Form 10-K of the Company for the fiscal year ended December 31, 1997, as of March 24, 1997 there were outstanding a total of 5,261,307 shares of Common Stock, 847,925 Series B Shares and employee stock options to purchase 710,068 shares of Common Stock, of which options to purchase 632,118 shares of Common Stock were exercisable at December 31, 1996. Each Series B Share is convertible at the option of the holder thereof into one share of Common Stock, subject to adjustment. Assuming conversion of the Series C


                               Page 18 of 33 Pages

Shares and the Series D Shares into Common Stock but not the conversion or exercise of any Series B Shares or any employee stock options, Steiner would own beneficially an aggregate of 1,620,500 out of 6,861,307 shares of Common Stock that would then be outstanding, or approximately 23.6%. If the outstanding Series B Shares were also converted into Common Stock, Steiner would own beneficially an aggregate of 1,620,500 out of 7,709,232 shares of Common Stock that would then be outstanding, or approximately 21.0%. If the stock options exercisable of December 31, 1996 were also exercised in full, Steiner would own an aggregate of 1,620,500 out of 8,341,350 shares of Common Stock that would then be outstanding, or approximately 19.4%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Purchase Agreement, Steiner acquired the Series C Shares, the Debentures and the Series D Shares for investment and not with the view to the resale or distribution thereof.

         Except as described herein, there are no contracts, arrangements, understandings or (except as described in Item 2 above) relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.


                               Page 19 of 33 Pages

         The Options Agreement contains restrictions on transfer of Series C Shares, Series D Shares, Series E Shares and Common Stock that may be owned by Steiner. Some of these restrictions are described above in Item 4. In addition to those provisions, the following is a brief description of certain additional restrictions contained in the Options Agreement. The following description is qualified in its entirety by reference to the complete text of the Options Agreement which was filed to Steiner's original statement on Schedule 13D.

         Pursuant to Paragraph 1 of the Options Agreement, Steiner may not sell or transfer any Series C Shares other than in exchange for Series E Shares. Moreover, Steiner has agreed not to transfer or give any person a beneficial interest in Series D Shares, Series E Shares or shares of Common Stock, in each case totalling more than 5% of the Outstanding Common Stock (as defined; the definition is described in Item 4 above), without complying with Paragraphs 3 and 7(d) of the Options Agreement.

         Under Paragraph 3 of the Options Agreement, the Company has the right of first refusal to purchase any Series D Shares, Series E Shares or Common Stock ("Company Securities") owned by Steiner which constitute more than 5% of the Outstanding Common Stock (as defined) before Steiner may transfer such Company Securities to any person or grant to any person a beneficial interest therein, excluding transfers to


                               Page 20 of 33 Pages
certain affiliates of Steiner. Transfers by Steiner of Company Securities which constitute 5% or less of the Outstanding Common Stock (as defined) are not subject to this restriction.

         Pursuant to Paragraph 6 of the Options Agreement, the Company has the option to repurchase all Company Securities owned by Steiner in the event that more than 50% of the voting power of the outstanding shares of KSH is transferred to or becomes owned directly or indirectly by persons who are not direct descendants or spouses of Peter Steiner and Esther Baumann- Steiner or their direct descendants.

         Pursuant to Paragraph 7(a) of the Options Agreement, until May 31, 2002 or such earlier time as Steiner purchases Common Stock from the Company pursuant to Paragraph 8 or Paragraph 11(b) and (c) of the Options Agreement, Steiner may not directly or indirectly (i) acquire or attempt to acquire, other than by conversion of Series C Shares, Series D Shares or Series E Shares or by the exercise of any option contained in the Options Agreement, any Common Stock or securities entitling the holder to acquire Common Stock (such Common Stock and securities being referred to as "Equity Securities") if, after such acquisition, Steiner would own more than 22% of the Outstanding Common Stock (as defined),
(ii) participate in any solicitation of proxies or become a participant in any election contest with respect to the Company (other than by


                               Page 21 of 33 Pages
exercising voting rights as holder of Series C Shares, Series D Shares or Series E Shares), or (iii) otherwise act in concert with any person with respect to any Equity Securities or seek to control the management, board of directors or policies of the Company.

         Pursuant to Paragraph 7(b) of the Options Agreement, unless requested in writing by the Company to do so, until May 31, 2002 Steiner may not, directly or indirectly, solicit or otherwise seek to cause or otherwise make a public announcement with respect to (i) any form of business combination or transaction involving the Company or its subsidiaries, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company, or (iii) any request to amend, waive or terminate the provisions of Paragraph 7 of the Options Agreement.

         Notwithstanding Paragraph 7(a) and 7(b) of the Options Agreement, pursuant to Paragraph 7(c) of the Options Agreement, if any third person makes a tender offer for Equity Securities of any class and the board of directors of the Company recommends to its stockholders that they accept such tender offer, while such tender offer is pending Steiner may commence a tender offer for all the shares of the same class of Equity Securities at a price which is equal to or higher than the highest publicly announced price being offered by anyone at that time.


                               Page 22 of 33 Pages

         Pursuant to Paragraph 7(d) of the Options Agreement, at any time when the Current Market Price (as defined) of the Common Stock exceeds $7 per share, Steiner may not transfer or grant a beneficial interest in any Securities constituting more than 5% of the Outstanding Common Stock (as defined), unless the person to whom the securities are transferred agrees in writing to be bound by the Options Agreement to the same extent as Steiner and to enter into an agreement with the Company containing the same terms as those contained in Paragraphs 1, 3, 7, 9, 10 and 11 of the Options Agreement, with such changes as are necessary under the circumstances.

         Pursuant to Paragraph 7(e) of the Options Agreement, the Company has the power to waive the restrictions in Paragraph 7(a), either in specific instances or in their entirety, by vote of a majority of the directors of the Company who were not elected by or serving at the request of Steiner.

         Prior to the execution and delivery of the Purchase Agreement, the Board of Directors of the Company approved any acquisition of shares of stock of the Company by Steiner which Steiner makes after Steiner purchases Common Stock from the Company pursuant to one of the options contained in the Options Agreement, and the Board of Directors of the Company declared that no acquisition of shares of stock of the Company which was approved by the Board will cause Steiner to become an Acquiring Person, or cause there to be a Distribution Date,


                               Page 23 of 33 Pages
under the Rights Agreement dated as of September 9, 1988 between the Company and Morgan Shareholder Services Trust Company (the "Rights Agreement"). Pursuant to Paragraph 7(f) of the Options Agreement, the Company has agreed not to amend the Rights Agreement in various respects, or enter into any similar agreement, containing provisions by which the acquisition by Steiner of less than 30% of the voting stock of the Company, or any other transaction by Steiner which would not make Steiner an "Acquiring Person" under the Rights Agreement, would cause Steiner to be an "Acquiring Person" and result in a distribution of rights certificates to the stockholders of the Company.

         Pursuant to Paragraph 9 of the Options Agreement, Steiner has agreed that, at all times when the holders of the Series C Shares have the right to elect at least one person to serve as a director of the Company, Steiner will vote all Series D Shares owned by it in all elections of directors in the same proportions for the election of each candidate for election as a director that the shares of Common Stock not owned by Steiner are voted.

         Under the Certificate of Designations relating to the Series C Shares, with respect to all matters other than the election of directors, the Series C Shares vote as a class together with the Common Stock and any other class or series of stock entitled to such vote, and have the number of votes equal to the number of shares of Common Stock into which they


                               Page 24 of 33 Pages
may be converted. With respect to the election of directors, the Series C Shares are presently entitled, voting separately as a Class, to elect three directors under the provisions described in Item 4 above.

         Under the Certificate of Designations relating to the Series D Shares, with respect to the election of directors and all other matters upon which stockholders are entitled to vote, the Series D Shares vote as a class, together with the Common Stock and any other class or series of stock entitled to such vote, and have the number of votes equal to the number of shares of Common Stock into which they may be converted.

         Under the Certificate of Designations relating to the Series E Shares, a copy of which was filed as Exhibit 6 to Steiner's original statement on
Schedule 13D, the Series E Shares have essentially the same voting rights as the Series D Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits were filed on July 27, 1992 with Steiner's original statement on Schedule 13D. Such exhibits are not being refiled in conformity with Rule 13d-2(c):

         1. Purchase Agreement, dated June 3, 1992, between KSH and the Company (excluding exhibits).

         2. Form of Debenture, dated July 22, 1992, issued in exchange for the Series D Shares.

         3. Agreement Regarding Security Holder's Rights, Obligations and Options, dated July 20, 1992, between KSH and the Company.

         4. Certificate of Designations of the Company relating to the Series C Shares, dated July 16, 1992.

         5. Certificate of Designations of the Company relating to the Series D Shares, dated July 16, 1992.

         6. Certificate of Designations of the Company relating to the Series E Shares, dated July 16, 1992.


                               Page 25 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 1997


                                               KARL STEINER HOLDING AG



                                               By  /s/ Peter Steiner
                                                      Peter Steiner
                                                      Vice Chairman


                               Page 27 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 1997


                                               PSW HOLDING AG



                                               By  /s/ Peter Steiner
                                                     Peter Steiner
                                                     Chairman


                               Page 28 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 1997


                                               EBS HOLDING AG



                                               By  /s/ Esther Baumann-Steiner
                                                    Esther Baumann-Steiner
                                                    Chairman


                               Page 29 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 1997


                                                    /s/ Peter Steiner
                                                    Peter Steiner


                               Page 30 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July   , 1997


                                                    /s/ Heinrich Baumann
                                                    Heinrich Baumann


                               Page 31 of 33 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 1, 1997


                                                  /s/ Esther Baumann-Steiner
                                                  Esther Baumann-Steiner


                               Page 32 of 33 Pages

                                                                    SCHEDULE 1


                DIRECTORS AND OFFICERS OF KARL STEINER HOLDING AG

Name                     Business Address                 Principal Occupation
----                     ----------------                 --------------------

Directors:
---------

Heinrich Baumann         Hagenholzstrasse 60              Chairman of KSH,
                         8050 Zurich                      Chairman of Karl
                         Switzerland                      Steiner Industrie AG
                                                          and General Manager of
                                                          the Karl Steiner Group

Peter Steiner            Hagenholzstrasse 60              Vice Chairman of KSH,
                         8050 Zurich                      Chairman of Karl
                         Switzerland                      Steiner AG and of Karl
                                                          Steiner
                                                          Generalunternehmung AG
                                                          and General Manager of
                                                          the Karl Steiner Group

Dr. Peter Gross          Schlossbergstrasse               Chairman of the Board
                         34, 8702 Zollikon,               of Danzas AG
                         Switzerland

Peter Kupfer             Rotfluhstrasse 83                Management consultant
                         8702 Zollikon
                         Switzerland

Officers:
---------

Heinrich Baumann         Hagenholzstrasse 60              Chairman of KSH,
Chairman                 8050 Zurich                      Chairman of Karl
                         Switzerland                      Steiner Industrie AG
                                                          and General Manager of
                                                          the Karl Steiner Group

Peter Steiner            Hagenholzstrasse 60              Vice Chairman of KSH,
Vice Chairman            8050 Zurich                      Chairman of Karl
                         Switzerland                      Steiner AG and of Karl
                                                          Steiner
                                                          Generalunternehmung AG
                                                          and General Manager of
                                                          the Karl Steiner Group

Ferdinand Zoller         Hagenholzstrasse 60              Senior Vice President
Executive Vice           8050 Zurich                      Human Resources of the
President                Switzerland                      Karl Steiner Group

Karl Oberholzer          Hagenholzstrasse 60              Vice President Legal
Senior Vice President    8050 Zurich                      Affairs of the Karl
                         Switzerland                      Steiner Group

Mario Rossi              Hagenholzstrasse 60              Vice President Finance
Senior Vice President    8050 Zurich                      of the Karl Steiner
                         Switzerland                      Group


                               Page 33 of 33 Pages